SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

Dade Behring Holdings, Inc.
(Name of Subject Company)
Dade Behring Holdings, Inc.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share,
including the preferred share purchase rights attached thereto
(Title of Class of Securities)
23342J 20 6
(CUSIP Number of Class of Securities)

Lance C. Balk
Senior Vice President and General Counsel
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois 60015
(847) 267-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Thomas W. Christopher
Andrew E. Nagel
William B. Sorabella
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

     This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2007 (as previously filed with the SEC and as amended on September 11, 2007 and September 28, 2007, as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by Dade Behring Holdings, Inc., a Delaware corporation (“Dade Behring” or the “Company”), relating to the tender offer made by Belfast Merger Co., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Siemens”), which is in turn an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), disclosed in a Tender Offer Statement on Schedule TO, dated August 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company at a purchase price of $77.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated August 8, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     The Schedule 14D-9 is hereby supplemented and/or amended as provided below.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of the text under the subheading “Antitrust — EC Merger Regulation” of Item 8 of the Schedule 14D-9:
     On October 25, 2007, Siemens AG issued a press release announcing that the European Commission cleared the proposed acquisition of the Company pursuant to the Offer and the Merger under the EC Merger Control Law and that, as a result, the Offer is compatible with the European common market and is allowed to proceed. Accordingly, the condition to the Offer relating to material clearance or approval required pursuant to the EC Merger Control Law has been satisfied. A copy of the press release is attached as Exhibit (a)(1)(S) hereto and is incorporated herein by reference.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subheading and text immediately following the text under the subheading “Extension of Offer” and before the subheading “Appraisal Rights” of Item 8 of the Schedule 14D-9:
     Expiration of Offer
     On November 1, 2007, Siemens AG issued a press release announcing that at 12:00 Midnight, New York City time, on Wednesday, October 31, 2007, the Offer expired and that, based on information from the Depositary, as of 12:00 Midnight, New York City time, on October 31, 2007, 72,989,428 shares of Common Stock had been validly tendered and not withdrawn from the Offer which, together with 2,663,344 shares of Common Stock that were tendered subject to guaranteed delivery procedures, represented 94% of all outstanding shares of Common Stock. Siemens AG announced that all shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer had been accepted for payment in accordance with the terms of the Offer and that it expected to close the Merger on or about November 6, 2007. A copy of the press release is attached as Exhibit (a)(1)(T) hereto and is incorporated herein by reference.

2

Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(1)(S)	Press Release issued by Siemens AG, dated October 25, 2007 (incorporated by reference to Exhibit (a)(12) of the Amendment No. 5 to Schedule TO filed by Siemens AG on October 25, 2007).

(a)(1)(T)	Press Release issued by Siemens AG, dated November 1, 2007 (incorporated by reference to Exhibit (a)(10) of the Amendment No. 6 to Schedule TO filed by Siemens AG on November 1, 2007).

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DADE BEHRING HOLDINGS, INC.
By:	/s/ John M. Duffey
	Name:	John M. Duffey
	Title:	Chief Financial Officer

Dated: November 5, 2007

4